File No. 70-9683
                     AE Supply EWG Application

                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC  20549

                          AMENDMENT NO. 3
                             FORM U-1

                     APPLICATION / DECLARATION

                               UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                ___________________________________

                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                       Hagerstown, MD  21740

               Allegheny Energy Supply Company,LLC
               R.R. 12, P.O. Box 1000 Roseytown Road
                       Greensburg, PA 15601
                   _____________________________

                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                       Hagerstown, MD  21740

 The Commission is requested to send copies of all notices, orders and communications in connection with this Application /
                          Declaration to:

                     Thomas K. Henderson, Esq.
                Vice President and General Counsel
                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                       Hagerstown, MD 21740

                      Patricia J. Clark, Esq.
                      Deputy General Counsel
                 Allegheny Energy Supply  Company
                       800 Cabin Hill Drive
                  Greensburg, Pennsylvania 15601

                       Anthony Wilson, Esq.
                          Senior Attorney
               Allegheny Energy Service Corporation
                       10435 Downsville Pike
                       Hagerstown, MD  21740


1. Applicants hereby amend the application replacing Items 1 through 7 with the following:


                  TABLE OF CONTENTS                  Page



Item 1.  Description of the Proposed Transaction  .  .  3

Item 2.  Fees, Commissions and Expenses . . . .. . . .  5

Item 3.  Applicable Statutory Provisions  . . . . . . . 5

Item 4.  Regulatory Approvals  . . . . . . . . . . . .  5

Item 5.  Procedure . . . . . . . . . . . . . . . . . .  5

Item 6.  Exhibits and Financial Statements . . . . . .  5

     A.   Exhibits  . . . . . . . . . . . . . . . . . . 5

     B.  Financial Statements . . . . . . . . . . . . . 6

Item 7.  Information as to Environmental Effects. . . . 6

Exhibit H . . . . . . . . . . . . . . . . . . . . . . . 7

Item 1.        Description of Proposed Transactions

          A.   Summary

      Allegheny Energy, Inc. ("Allegheny"), a registered public utility holding company, along with Allegheny Energy Supply Company, LLC, ("AE Supply")<F1> a generating company subsidiary of Allegheny, (collectively "Applicants") have filed an application - declaration pursuant to Sections 6(a), 7, 9(a), 10, 12(b), 12(f), 13(b), 32 and 33 of the Act and Rules, 45, 53, 54, 90, and 91.

     Now  comes  AE  Supply seeking authorization to organize  and
finance   one  or  more  special  purpose  subsidiaries   ("Exempt
Subsidiaries"), to invest, directly or indirectly, in exempt wholesale generators ("EWGs"), foreign utility companies ("FUCOs") and Rule 58 activities. AE Supply also seeks authorization to organize one or more special project entities ("Intermediate Companies") to facilitate the development and consummation of investments in EWGs, FUCOs and Rule 58 activities.<F2> Specifically, Intermediate Companies will enhance the ability of AE Supply to respond quickly to investment opportunities by providing the ability to: (i) explore investment opportunities; and (ii) invest in  companies for the acquisition and ownership of EWGs, FUCOs and
Rule   58  activities  prior  to  the  formation  of  the   Exempt
Subsidiaries. Additionally, Applicants seek authority to transfer Allegheny's 5% interest (approximately 83 megawatts (MW)) in the coal-fired generating capacity of the Conemaugh Generating Station
near   Johnstown,  Pa.,  and  near  the  Allegheny  service  area,
("Conemaugh") to AE Supply.  Allegheny self-certified Conemaugh as an  EWG with the Federal Energy Regulatory Commission at the  time of Allegheny's acquisition. Prior to the transfer, and prior to closing the Enron transaction, as authorized by Holding Co. Act
Release No. 27370 (March 30, 2001), in File No. 70-9801 (Release No. 27370), Allegheny will de-certify Conemaugh with the FERC, at which time Conemaugh will no longer qualify as an EWG under
Section  32  of  the  Act.   Allegheny  will  also  purchase  such
transmission   path  as  necessary  to  satisfy  the  Commission's
integration requirements (See footnote No. 8).

          B.   Background

           In File No. 70-9483, the Commission authorized the formation and financing of an electric generating company - AE Supply.<F3> In a series of orders issued July 14, 1994, February 3, 1995, October 27, 1995, and October 9, 1996 (Holding Co. Act
Release   Nos.  26085,  26229,  26401,  and  26590,  respectively)
Allegheny then d.b.a. Allegheny Power Systems, was authorized, among other things, to organize and finance Allegheny Ventures, Inc. ("Allegheny Ventures"), then d.b.a. AYP Capital, and to
engage   and   invest,  directly  or  indirectly,  in  development
activities with respect to: (i) qualifying cogeneration facilities
and   small  power  production  facilities  ("SPPs");  (ii)   non-
qualifying  cogeneration  facilities,  non-qualifying  SPPs,   and
independent power production facilities located within the service territories of Allegheny regulated companies; (iii) EWGs; (iv) companies involved in new technologies related to the core business; (v) FUCOs; (vi) consulting, energy management, and demand-side management services.

<F1> AE Supply is a public utility company within the meaning of
Section 2(a)(3) of the Act but is not a utility for purposes of state regulation.

<F2> As defined in the Public Utility Holding Company Act of 1935, as
amended ("Act") at sections 32 and 33, respectively.

<F3> See Holding Co. Act Release No. 27101 (November 12, 1999).


          Since the issuance of the aforementioned orders, several events have occurred which now require AE Supply and Allegheny to
seek    the    aforementioned    authorizations.     Specifically,
deregulation of generation and competition at the retail level  is now  a  reality in Pennsylvania; came to Maryland on July 1, 2000;
and  thereafter is coming to Ohio, Virginia and West Virginia over the course of the next two years. In the face of deregulation Allegheny has: formed a generating company - AE Supply;<F4> acquired West Virginia Power;<F5> acquired Mountaineer Gas;<F6> and, transferred The Potomac Edison Company's ("Potomac Edison") generating assets to AE Supply.<F7> To remain competitive the Allegheny system must have the flexibility to develop a diverse mix of generation assets and continue to grow and serve energy needs of both the customers within Allegheny's traditional service territory and develop and
serve   new  customers  inside  and  outside  traditional  service territory as opportunities arise.

          C.   Financing

               1.   Overview

     Applicants seek authority to issue to unaffiliated third parties guarantees, short-term debt and long-term debt through
July  31,  2005,  up  to  an  aggregate  amount  of  $430  million
outstanding  at any one time ("Aggregate Financing Limit").<F8>   The
guarantees or proceeds would be used directly or indirectly for EWGs, FUCOs, and Rule 58 activities or for other strategic corporate purposes related thereto. Debt and guarantees to be issued include, but is not limited to, bank financing, bank credit support, sales of secured <F9> or unsecured debt, notes, loans, and, debentures. Interest rates, fees, and expenses will be comparable to those obtainable by comparable entities issuing comparable securities with the same or similar terms and maturities.

               2.   Long-Term and Short-Term Debt

     Applicants seek authority to issue long-term debt, through July 31, 2005, up to the Aggregate Financing Limit in support of obligations of the Exempt Subsidiaries and Intermediate Companies.


<F4> Id.

<F5>  See  Holding  Co.  Act  Release No.  27121,  Order  Authorizing
Retention of Assets  (December 23, 1999).

<F6>  See File No. 70-9625, Application of  Monongahela Power Company
to  Acquire 100% of the Securities of Mountaineer Gas (filed  Feb.
4, 2000).

<F7> See Allegheny Energy, Inc., Holding Co. Act Release No.35-27205,
Order Authorizing Formation of Subsidiary Companies; Transfer of Assets and Liabilities to Generation Company; Issuance of Notes; Payment of Dividends; Intrasystem Service Agreements; Reservation of Jurisdiction (July 31, 2000).

<F8> This application and requests should be read in conjunction with
Release No. 27370 in File No. 70-9801, approving, inter alia, financing for acquisition of the Enron assets, which was filed after  but,  due to timing issues, was issued prior to  the  order
requested  herein.   The financing requests  herein  are  subsumed
within Release No. 27370, and are not in addition thereto. Applicants note that no additional operating EWG acquisition beyond the Enron assets will me made, and no facilities being built which would require EWG status will go on line, until such time as the Commission approves an increase in Allegheny's Rule 53 limit.

<F9> Allegheny will only issue unsecured debt.


Additionally, Applicants seek authorization to issue short-term debt to non-affiliated third parties, including banks, insurance companies and other financial institutions, exclusively for the purpose of financing (including any refinancing) investments in Rule 58 activities, EWGs and FUCOs up to the Aggregate Financing Limit. The debt securities issued by AE Supply will be non-recourse to Allegheny (See footnote 8).

              3.   Internal Financing

     Applicants propose that investments may be made by Allegheny to AE Supply, Exempt Subsidiaries or to Intermediate Companies directly or indirectly. Investment by Allegheny or AE Supply into the Exempt Subsidiaries and Intermediate Companies may take the form of capital stock or shares, debt securities, trust certificates, capital contributions, open account advances and partnership interests or other equity or participation interests, bid bonds, or other credit support to secure obligations incurred by AE Supply and/or the Intermediate Companies in connection with the Exempt Subsidiaries.

     The source of funds for direct or indirect contributions by Allegheny to AE Supply may include dividends received from other subsidiaries, including utility subsidiaries, and other available cash resources. Loans by Allegheny to AE Supply or by Applicants to Exempt Subsidiaries and Intermediate Subsidiaries will have interest rates and maturities that are designed to provide a return equal to the Applicants' respective effective cost of capital.

            4.   Guarantees

     Applicants seek authority to issue guarantees and enter into support agreements ("Guarantees") to and for the benefit of Exempt Subsidiaries and Intermediate Subsidiaries, through July 31, 2005, up to the Aggregate Financing Limit. The Guarantees will be used to support the commercial paper program and to support counterparty agreements and other trading contracts. Guarantees will be issued without recourse to any of the Allegheny system companies. Guarantees may take the form of Applicants agreeing to guarantee, undertake reimbursement obligations, assume liabilities or assume other obligations with respect to, or to act as surety on, bonds, letters of credit, evidences of indebtedness, equity commitments, performance and other obligations undertaken by AE Supply, Exempt Subsidiaries, and, Intermediate Subsidiaries.

            5.   Use of Proceeds

     Applicants will use the proceeds and authority for which authorization is requested by this application to finance strategic purchases, construction, or for other strategic corporate purposes - all related to Rule 58 activities, EWGs and FUCOs. AE Supply may use a portion of the proceeds as capital contributions to to-be-formed Intermediate Companies and Exempt Subsidiaries to the extent permissible under the Act and the Rules of this Commission. Absent application and request and the Commission's grant of authority, investments in EWGs and FUCOs will not exceed the limits imposed under Rules 53 and 54 as approved by the Commission (See footnote 8).

           6.   Transfer of Conemaugh Interests

     On January 8, 2001, Allegheny announced that it had finalized the purchase of 83 megawatts (MW) of coal-fired generating capacity in the Conemaugh Generating Station near Johnstown, Pa. and near Allegheny Service territory from the Potomac Electric Power Company ("PEPCO"). Conemaugh became a direct subsidiary of
Allegheny.   The acquisition boosts Allegheny Energy's  generating
capacity in the Pennsylvania-New Jersey-Maryland (PJM) market to 129 MW and advances the Company's growth strategy for its generation business. The purchase price was $152.5 million, plus related adjustments, shared equally by both PPL and Allegheny or
approximately  $79  million  each.  Allegheny's  share   will   be
accretive to earnings in the first full year and is being financed
with  debt.   In order to centralize generating assets,  Allegheny
seeks  authorization to transfer to AE Supply, and AE Supply seeks
authority  to  accept, Allegheny's interests in Conemaugh.<F10>    As
noted above, at the time of transfer, Conemaugh will not qualify as an EWG and will have a transmission path for integration. The transfer will take place after securing FERC Section 203 authority for the transfer.

     The transfer will be made at net book value of approximately $80 million including capitalized transaction costs. In exchange for the Conemaugh Interest, AE Supply requests authority to issue to Allegheny an interest bearing unsecured promissory note ("Purchase Note") for approximately $80 million. Following the transfer, Conemaugh will become a direct subsidiary of AE Supply.

           7.   Capital Ratios

     The per books capitalization of AE Supply as of December 31, 2000 is $2,607,572,000. After factoring in the impact of long-term debt ($430,000,000) on a pro forma basis as of December 31, 2000 AE Supply's capitalization is $3,037,572,000 (See footnote 8).

     Attached hereto as Exhibit FS-3, Capital Structure Analysis Charts, are charts analyzing the pro forma consolidated capital
structure of the Applicants as of December 31, 2000.<F11>   Exhibit FS-
3 illustrates that when this transaction and certain related transactions proposed by the Applicants and pending before this Commission are consummated, Applicants will be in compliance with the Commission's policy requiring a debt to common stock equity ratio of 70/30 on a consolidated basis.<F12>

     AE Supply, Allegheny, and all the subsidiaries thereof, will not undertake to issue any debt or engage in any transaction if such action would result in the consolidated system's debt / equity ratios falling below the Commission's debt / equity requirement of 30% common stock equity. Additionally, within sixty (60) days after the end of each financial quarter, AE Supply and Allegheny will provide the Commission with reports containing actual and pro forma capitalization ratio calculations in the same format that was provided in the confidential exhibit to this application for Allegheny on a consolidated basis and for AE Supply.

<F10>  Allegheny's Conemaugh interests acquired from PEPCO as defined in the Asset Purchase Agreement means the apportioned share of rights, title and interests in, to and under all assets, real and personal property, goodwill and rights of PEPCO of whatever kind
and   nature,  whether  tangible  or  intangible,  in  each  case, primarily relating to the power generation operations of the Conemaugh Generating Facility including: real property, together with all buildings, improvements, structures and fixtures thereon;
inventories  of  fuels,  supplies,  materials  and  spare   parts;
machinery, equipment, facilities, furniture; and, the liabilities and obligations which relate to those assets.

<F11>  See Exhibit  FS-3, Capital Structure Analysis Charts.

<F12> Id.

Item 2.         Fees, Commissions, and Expenses

     Fees  and  expenses in the estimated amount  of  $25,000  are expected to be incurred in connection with the proposed transactions plus ordinary expenses not over $500 in connection with the preparation of this Application. None of the fees, commissions or expenses is to be paid to any associate or affiliate company of Allegheny or any affiliate of any such associate company except for legal, financial and other services to be performed at cost.

Item 3.        Applicable Statutory Provisions

     This application is subject to Sections 6(a), 7, 9(a), 10, 12(b), 12(f), 13(b) 32 and 33 of the Public Utility Holding Company Act of 1935, as amended, and Rules 45, 53, 54, 90, and 91 under the Act.

     Rule 53 limits the use of proceeds from the issuance of any securities (including any guarantees) by a registered holding company to finance investments in any "exempt wholesale generator" ("EWG"), as defined in Section 32 of the Act, and Rule 54 provides that, in determining whether to approve any transaction that does not relate to an EWG or "foreign utility company" ("FUCO"), as defined in Section 33, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary that is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

     Allegheny  is  in  compliance with all requirements  of  Rule
53(a). Allegheny's aggregate investment (as defined in Rule 53(a)(1)(i) in all EWGs and FUCOs at December 31, 2000, taking into account the pro forma effects of Order No. 27370 (Issued March 30, 2001) in File No. 70-9801, will be approximately $432.8 million, or about 48% of Allegheny's consolidated retained earnings of $904 million for the four quarters ended December 31, 2000 as defined in Rule 53(a)(1)(ii). In addition, Allegheny has complied and will comply with the record-keeping requirements of Rule 53(a)(2), the employee limitation under Rule 53(a)(3), and the limitation under Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Finally, none of the circumstances described in Rule 53(b) has occurred or is continuing. Accordingly, Rule 53(c) is by its terms inapplicable.

Item 4.        Regulatory Approval

     No state or federal commission, other than this Commission, has jurisdiction over the proposed transactions, other than FERC approval of the Conemaugh transfer, as discussed above.

Item 5.        Procedure

     Allegheny waives any recommended decision by hearing officer or by any other responsible officer of the Commission and waives the 30-day waiting period between the issuance of the Commission's Order and the date it is to become effective since it is desired that the Commission's Order becomes effective upon issuance.
Allegheny consents to the Office of Public Utility Regulation assisting in the preparation of the Commission's decision and/or Order in this matter unless the Office opposes the matter covered by this application or declaration.



Item 6.        Exhibits and Financial Statements

              (a)  Exhibits

               F    Opinion of Counsel (filed April 20, 2001)

               H    Form of Notice -  filed May 24, 2000

              (b)  Financial Statements as of December 31, 2000

                    FS-1  Allegheny  Energy,
                    Inc. and Allegheny Energy Supply Company, L.L.C. balance sheet, per books and pro forma
                    (filed confidentially April 20, 2001)

                    FS-2   Allegheny Energy,  Inc.
                    and Allegheny Energy Supply Company, L.L.C. statement of income and retained earnings, per books and pro forma (filed confidentially April 20, 2001)

                    FS-3   Capital   Structure Analysis Charts
                    (filed February 23, 2001)

Item 7.   Information as to Environmental Effects

     (a) For the reasons set forth in Item 1 above, the authorization applied for herein does not require major federal action significantly affecting the quality of the human environment for purposes of Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4232(2)(C)).

      (b)  Not applicable.

                             SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned Applicants have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                         Allegheny Energy, Inc.
                         Allegheny Energy Supply Company, L.L.C.

                              /S/  THOMAS K. HENDERSON / AW

                         ----------------------------------
                         By:  Thomas K. Henderson


Dated:  April 20, 2001